File No. 70-8657

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

              FIFTH CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                            NATIONAL FUEL GAS COMPANY

                    (Name of top registered holding company)

                                  A. M. Cellino
                                    Secretary
                            National Fuel Gas Company
                               10 Lafayette Square
                             Buffalo, New York 14203

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this declaration to:

                              Kyle G. Storie, Esq.
                               10 Lafayette Square
                             Buffalo, New York 14203

              Applicant, National Fuel Gas Company (the "Company"), filed a Declaration on Form U-1 under the Public Utility Holding Company Act of 1935 (the "Act") relating to the issuance and sale from time to time by the Company, through October 31, 2000, of the 390,844 shares authorized pursuant to a previous Order (HCAR No. 25216) but unsold and up to an additional 1,000,000 shares of its authorized but unissued common stock, $1 par value (the "Additional Common Stock"), pursuant to a Customer Stock Purchase Plan ("the Plan").

              On October 19, 1995, the Securities and Exchange Commission issued an Order granting and permitting the Declaration to become effective.

              The Company hereby certifies that 10,336 shares of Common Stock were originally issued and sold under the Plan on the dates indicated below, in accordance with the terms and conditions and for the purposes represented by the Declaration and in accordance with the aforesaid Order of the Securities and Exchange Commission with respect thereto.

            Date                      Shares Issued
            ----                      -------------

          01/15/97                        7,316
          02/18/97                        3,020
                                         ------
                                         10,336

                                    SIGNATURE

              Pursuant to the requirements of the Act, the Company has duly caused this certificate to be signed on its behalf in the City of Buffalo and State of New York on the 3rd day of April, 1997.

                                            NATIONAL FUEL GAS COMPANY



                                            By: /s/Joseph Pawlowski
                                                ------------------------------
                                                Joseph P. Pawlowski
                                                Treasurer and
                                                Principal Accounting Officer